CONSENT OF QUALIFIED PERSON

I, Dave Felsher, consent to the public filing by Pan American Silver Corp. of the technical report titled “National Instrument 43-101 Technical Report, Updated Mineral Resource and Mineral Reserve Estimate for the Bell Creek Mine Property, Hoyle Township, Timmins, Ontario, Canada”, with an effective date of June 30, 2021.

Dated this 18 day of February, 2022.

/s/ “Dave Felsher”
Dave Felsher, P. Eng.